UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: July 31, 2009

For immediate release
July 31, 2009

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & CEO
Stock ticker code:	6586
Revision of Non-Consolidated Forecast for the Fiscal Year
     The board of directors of Makita Corporation, at its meeting on July 31, 2009, decided, considering the recent operating results of the Company, to modify its forecast for non-consolidated operating results for the year ending March 31, 2010, originally announced on April 28, 2009, as follows.
     No modification is made to the forecasts for consolidated operating results since the business environment for the Makita Group is quite uncertain and unpredictable.
1. Revised Forecast for Non-Consolidated Performance for the Fiscal Year Ending March 31, 2010

Yen (millions)

For the six months ending September 30, 2009

	Net sales	Operating income	Income before income taxes	Net income	Net income per share (yen)

Outlook announced previously (A)	38,700	(900)	6,400	6,400	46.46
Revised forecast (B)	34,700	(3,000)	1,200	1,000	7.26
Change (B-A)	(4,000)	(2,100)	(5,200)	(5,400)	–
Percentage revision	(10.3)%	–	(81.3)%	(84.4)%	–

Actual results for the previous period ended September 30,2009	65,427	8,194	14,881	11,244	79.45

Yen (millions)

For the year ending March 31, 2010

	Net sales	Operating income	Income before income taxes	Net income	Net income per share (yen)

Outlook announced previously (A)	85,500	1,700	9,200	8,000	58.07
Revised forecast (B)	75,000	(5,000)	1,700	2,000	14.52
Change (B-A)	(10,500)	(6,700)	(7,500)	(6,000)	–
Percentage revision	(12.3)%	–	(81.5)%	(75.0)%	–

Actual results for the previous year ended March 31, 2009	113,976	7,482	17,731	13,629	96.99

2. Reasons for Revision of Non-Consolidated Performance Forecast
     The decrease in sales during the first quarter was larger than the original forecast. Moreover, the demand for our products declined and the decrease in production volume was prolonged to improve the inventory level. The business environment for the Company has become more severe. Accordingly, as shown above, the Company modified the forecasts (originally announced on April 28, 2009) for its non-consolidated operating results for the six months ending September 30, 2009 and for the full year ending March 31, 2010

FORWARD-LOOKING STATEMENTS:
The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of factors above and other, actual results may vary from the forecasts provided above.

English Translation of press release originally issued in Japanese